June 12, 2025
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Timothy S. Levenberg

Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-287774) of KLX Energy Services Holdings, Inc.

Ladies and Gentlemen:
On behalf of KLX Energy Services Holdings, Inc., and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on June 16, 2025, or as soon as practicable thereafter.
Thank you for your assistance in this matter. If you need any additional information, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Katherine Terrell Frank of Vinson & Elkins L.L.P. at (214) 220-7869.
[Signature Page Follows]

Very truly yours,

KLX Energy Services Holdings, Inc.

By:    /s/ Max L. Bouthillette
Name:    Max L. Bouthillette
Title:    Executive Vice President, General Counsel,
    Chief Compliance Officer and Corporate Secretary

Cc:    Sarah K. Morgan, Vinson & Elkins L.L.P.
    Katherine Terrell Frank, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request